                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 5)

                             NACCO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   629579 10 3
             -------------------------------------------------------
                                 (CUSIP NUMBER)

                              ALFRED M. RANKIN, JR.
                             5875 LANDERBROOK DRIVE
                        MAYFIELD HEIGHTS, OHIO 44124-4017
                                 (440) 449-9600
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                October 31, 2000
             -------------------------------------------------------
      (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT) IF THE FILING
        PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
   SCHEDULE BECAUSE OF RULE 13D-1 (B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].


--------------
                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------           ----------------------------------
CUSIP No.  629579 10 3                 13D             Page   2   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Alfred M. Rankin, Jr.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA

--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                            177,870

                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                  906,391
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                            177,870
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                            906,391
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,084,261
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     16.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------                   -----------------------------
CUSIP No.  629579 10 3                 13D             Page   3   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas T. Rankin
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                            87,871
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                 752,269
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                            87,871
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                           752,269
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    840,140
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      12.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D            Page   4   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Claiborne R. Rankin
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                             83,828
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                  760,271
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                             83,828
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                            760,271
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    844,099
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     12.9 %
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D            Page   5   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Roger F. Rankin
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                            115,137
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                  744,838
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH

                                            115,137
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                            744,838
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    859,975
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     13.2 %
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D            Page   6   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   John C. Butler, Jr.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                            6,522
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                 29,766
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                            6,522
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                          774,583
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     774,583
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      11.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D            Page   7   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Matthew M. Rankin
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                             -0-
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                  10,574
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH

                                             -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                           748,869
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     748,869
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     11.5 %
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D            Page   8   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James T. Rankin
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                            9,274
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                   -0-
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH

                                            9,274
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                          738,295
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     747,569
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     11.5 %
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D            Page   9   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Alison A. Rankin
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                             2,400
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                 119,280
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                             2,400
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                          857,575
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     859,975
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      13.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D           Page   10   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Victoire G. Rankin
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                             17,156
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                  328,810
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                             17,156
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                          1,067,105
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,084,261
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      16.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D           Page   11   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Corbin Rankin
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                             3,400
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                  98,445
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                            3,400
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                          836,740
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     840,140
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      12.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D           Page   12   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Chloe O. Rankin
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                            8,100
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                 97,704
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                            8,100
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                          835,999
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    844,099
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      12.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                  13D           Page   13   of  18   Pages
--------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DAVID B. WILLIAMS
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                          0
                                   ---------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                SHARES
              BENEFICIALLY                24,966
                OWNED BY           ---------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                          0
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                         763,261
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         763,261

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                       11.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 10 3                  13D           Page   14   of  18   Pages



                 This Amendment No. 5 to Schedule 13D (this "Amendment") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (the "Class A Common") of NACCO Industries, Inc. (the "Company") that appeared in the Schedule 13D filed by the Reporting Persons on February 18, 1998 (the "Initial filing"), as amended on March 30, 1998 (the "Amendment No. 1"), as amended on April 9, 1998 (the "Amendment No. 2"), as amended on January 11, 1999 (the "Amendment No. 3"), as amended on May 14, 1999 (the "Amendment No. 4") (collectively, the "Filings"). This Amendment reflects certain gifts of partnership interests in Rankin Associates II, L.P. (the "Partnership") made by Mrs. Clara L.T. Rankin (one of the Reporting Persons under the Initial Filing) effective October 31, 2000 to certain of Mrs. Rankin's descendants and spouses thereof, either in their individual capacities or in their capacities as trustees for trusts created for the benefit of certain of Mrs. Rankin's descendants and spouses thereof ("Donees"). Certain of the Donees are Reporting Persons under the Filings. This Amendment also reflects certain gifts effective October 31, 2000 of partnership interests in the Partnership by: (i) Alfred M. Rankin, Jr. (one of the Reporting Persons under the Initial Filing) and Victoire G. Rankin to their descendants and spouses thereof; and (ii) Roger F. Rankin (one of the Reporting Persons under the Initial Filing) and Alison A. Rankin to their descendants. In addition, this Amendment reflects grants of shares of Class A Common as of February 9, 2000 to certain Reporting Persons pursuant to the Company's Executive Long-Term Compensation Plan. This Amendment is filed in order to provide information with respect to a Donee who is not a Reporting Person under the Filings ("New Reporting Person"), to disclose each New Reporting Person's beneficial ownership of all 738,295 shares of Class A Common held by such person and to update certain information regarding the beneficial ownership of Class A Common held by such person and to update certain information regarding the beneficial ownership of Class A Common held by Reporting Persons other than the New Reporting Person. Effective as of October 31, 2000, the New Reporting Person has become a Partner under the Partnership Agreement, and, as of October 31, 2000, all references to Reporting Persons, Reporting Individuals and Partners in the Filings and this Amendment shall include the New Reporting Person. This Amendment discloses only changes in information from the Filings. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Initial Filing.

ITEM 2. IDENTITY AND BACKGROUND

                 (a)-(c) Following the entry for Chloe O. Rankin which appears in Amendment No. 3, insert the following information with respect to the New Reporting Person:

                 DAVID B. WILLIAMS. Mr. Williams' business address is Williams, Collins & Bax, P.C., 111 West Washington, Suite 820, Chicago, Illinois 60602. He is an attorney.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                 (a)-(b) The sixth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Amendment No. 4 reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety as follows:

                 ALFRED M. RANKIN, JR. Mr. Rankin (a) shares with National City Bank a national banking association ("NCB"), the power to vote and dispose of 2,000 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin dated September 22, 1988, creating a charitable trust for 20 years and then for the benefit of her grandchildren; (b) shares with NCB the power to vote and dispose of 43,200 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin dated July 12, 1967, creating a trust for the benefit of her grandchildren; (c) shares with NCB the power to vote and dispose of 26,608 shares of Class A Common held by the AM Rankin, Sr. Trust A for the benefit of grandchildren; (d) shares with Helen Rankin Butler the power to vote and dispose of 29,766 shares of Class A Common held in trust for the benefit of Helen Rankin Butler; (e) shares with Clara T. (Rankin) Williams the power to vote and dispose of 24,966 shares of Class A Common held in trust for the benefit of Clara T. (Rankin) Williams; (f) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals; (g) has the sole power to vote and dispose of 163,870 shares of Class A Common under the Agreement dated September 28, 2000, creating a trust for the benefit of Mr. Rankin; (h) shares with NCB the power to vote and dispose of 24,400 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin under the Agreement, dated January 5, 1977; (i) has the sole power to vote and dispose of an additional 14,000 shares of Class A Common; and (j) is deemed to share with his spouse the power to vote and dispose of 17,156 shares of Class A Common owned by his spouse (Victoire G. Rankin) because she resides with him. Collectively, the 1,084,261 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.6% of the Class A Common outstanding as of October 31,

CUSIP No.  629579 10 3                  13D           Page   15   of  18   Pages



2000. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, VT 05045. Mrs. Butler is employed as the Director of Camp Aloha Hive. The business address of Clara T. (Rankin) Williams is 8550 West Bryn Mawr Road, Suite 200, Chicago, Illinois 60631. Mrs. Williams is employed as the Director of Business Development at ubid.com. To the knowledge of the Reporting Persons, during the last five years, Clara T. (Rankin) Williams and Helen
Rankin Butler (individually or collectively) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 In addition, the seventh paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Amendment No. 3 reporting the beneficial ownership of Class A Common by Thomas T. Rankin is hereby deleted and replaced in its entirety as follows:

                 THOMAS T. RANKIN. Mr. Rankin (a) has sole power to vote and to dispose of 84,971 shares of Class A Common under the Agreement, dated December 29, 1967, creating a revocable trust for the benefit of Mr. Rankin; (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mr. Rankin as custodian for his minor son; (c) shares as Co-Trustee with his majority age son (Matthew M. Rankin) of a trust for the benefit of such son the power to vote and to dispose of 10,574 shares of Class A Common; (d) is deemed to share with his spouse the power to vote and to dispose of 2,900 shares of Class A Common Stock owned by his spouse (Corbin Rankin) and 500 shares of Class A Common held by his spouse as custodian for their minor son because she resides with him; and
(e) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 840,140 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.9% of the Class A Common outstanding as of October 31, 2000.

                 In addition, the eighth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Amendment No. 3 reporting the beneficial ownership of Class A Common by Claiborne R. Rankin is hereby deleted and replaced in its entirety as follows:

                 CLAIBORNE R. RANKIN. Mr. Rankin (a) has sole power to vote and to dispose of 79,628 shares of Class A Common under the Agreement, dated June 22, 1971, creating a revocable trust for the benefit of Mr. Rankin; (b) has shared power to vote and dispose of 6,160 shares of Class A Common held by Mr. Rankin as trustee for his son; (c) has sole power to vote and dispose of 4,200 shares of Class A Common held by Mr. Rankin as custodian for his minor daughter;
(d) is deemed to share, as trustee, the power to vote and to dispose of 7,716 shares of Class A Common held in a trust for the benefit of a daughter; (e) is deemed to share with his spouse the power to vote and dispose of 8,100 shares of Class A Common Stock owned by his spouse (Chloe O. Rankin) because she resides with him; and (f) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 844,099 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.9% of the Class A Common outstanding as of October 31, 2000.

                 The ninth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Amendment No. 3 reporting the beneficial ownership of Class A Common by Roger F. Rankin is hereby deleted and replaced in its entirety as follows:

                 ROGER F. RANKIN. Mr. Rankin (a) has sole power to vote and to dispose of 115,137 shares of Class A Common under the Agreement, dated September 11, 1973, creating a revocable trust for the benefit of Mr. Rankin; (b) is deemed to share the power to vote and to dispose of 3,015 shares of Class A Common held in trust for a daughter, and 1,128 shares of Class A Common held in trust for another daughter, both of whom reside with Mr. Rankin (Mr. Rankin's spouse serves as trustee of both trusts); (c) is deemed to share with his spouse the power to vote and dispose of 2,400 shares of Class A Common Stock owned by his spouse (Alison A. Rankin) because she resides with him; and (d) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 859,975 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 13.2% of the Class A Common outstanding as of October 31, 2000.

                 The eleventh paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in the Amendment No. 4 reporting the beneficial ownership of Class A Common by John C. Butler, Jr. is hereby deleted and replaced in its entirety as follows:

CUSIP No.  629579 10 3                  13D           Page   16   of  18   Pages



                 JOHN C. BUTLER, JR. Mr. Butler (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common; (b) has sole power to vote and dispose of 6,367 shares of Class A Common held by Mr. Butler, including the 2,800 shares of Class A Common held in his individual retirement account and 155 shares of Class A Common held by Mr. Butler as custodian for his minor daughter; and (c) is deemed to share with his spouse the power to vote and dispose of 29,766 shares of Class A Common beneficially owned by his spouse because she resides with him. Collectively, the 774,583 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 11.9% of the Class A Common outstanding as of October 31, 2000.

                 The twelfth paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in the Amendment No. 3 reporting the beneficial ownership of Class A Common by Matthew M. Rankin is hereby deleted and replaced in its entirety as follows:

                 MATTHEW M. RANKIN. Mr. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common; and (b) shares as Co-Trustee with his father (Thomas T. Rankin) of a trust for his benefit the power to vote and dispose of 10,574 shares of Class A Common. Collectively, the 748,869 of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.5% of the Class A Common outstanding as of October 31, 2000.

                 The thirteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in the Amendment No. 3 reporting the beneficial ownership of Class A Common by James T. Rankin is hereby deleted and replaced in its entirety as follows:

                 JAMES T. RANKIN. Mr. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common; and (b) has sole power to vote and dispose of 9,274 shares of Class A Common. Collectively, the 747,569 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.5% of the Class A Common outstanding as of October 31, 2000.

                 The fourteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in the Amendment No. 3 reporting the beneficial ownership of Class A Common by Alison A. Rankin is hereby deleted and replaced in its entirety as follows:

                 ALISON A. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common; (b) has sole power to vote and dispose of 2,400 shares of Class A Common; (c) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 115,137 shares of Class A Common owned by a revocable trust for the benefit of her spouse because she resides with him; and (d) is deemed to share the power to vote and to dispose of 3,015 shares of Class A Common held in trust for a daughter and 1,128 shares of Class A Common held in trust for another daughter, both of whom reside with Mrs. Rankin (Mrs. Rankin serves as trustee under both trusts). Collectively, the 859,975 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 13.2% of the Class A Common outstanding as of October 31, 2000.

                 The fifteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in Amendment No. 4 reporting the beneficial ownership of Class A Common by Victoire G. Rankin is hereby deleted and replaced in its entirety as follows:

                 VICTOIRE G. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has the sole power to vote and dispose of 17,156 shares of Class A Common, (c) is deemed to share the power to vote and dispose of 2,000 shares of Class A Common owned by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L.T. Rankin because her spouse (Alfred
M. Rankin, Jr.) is Co-Trustee of such trust and her spouse resides with her, (d) is deemed to share the power to vote and dispose of 43,200 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is Co-Trustee of such trust and her spouse resides with her, (e) is deemed to share the power to vote and dispose of 26,608 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is Co-Trustee of such trust and her spouse resides with her, (f) is deemed to share the power to vote and dispose of 29,766 shares of Class A Common owned by a trust created for the benefit of Helen (Rankin) Butler because her spouse is co-trustee of such trust and her spouse resides with her, (g) is deemed to share the power to vote and dispose of 24,966 shares of Class A Common held in trust for the benefit of Clara T. (Rankin) Williams because her spouse is co-trustee of such

CUSIP No.  629579 10 3                  13D           Page   17   of  18   Pages



trust and her spouse resides with her, (h) is deemed to share the power to vote and dispose of 163,870 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (i) is deemed to share the power to vote and dispose of an additional 14,000 shares of Class A Common owned by her spouse because her spouse resides with her; and (j) is deemed to share the power to vote and dispose of 24,400 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin because her spouse is Co-Trustee of such trust and her spouse resides with her. Collectively, the 1,084,261 shares of Class A Common constitute approximately 16.6% of the Class A Common outstanding as of October 31, 2000.

                 The sixteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in Amendment No. 3 reporting the beneficial ownership of Class A Common by Corbin Rankin is hereby deleted and replaced in its entirety as follows:

                 CORBIN RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mrs. Rankin and 500 shares of Class A Common held by Mrs. Rankin as custodian for her minor son, (c) is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 84,971 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (d) is deemed to share with her spouse the power to vote and dispose of 2,900 shares of Class A Common held by her spouse as custodian for their minor son because her spouse resides with her, (e) is deemed to share the power to vote and dispose of 10,574 shares of Class A Common held by a trust for the benefit of her majority age son because her spouse is Co-Trustee of such trust and her spouse resides with her. Collectively, the 840,140 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.9% of the Class A Common outstanding as of October 31, 2000.

                 The seventeenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in Amendment No. 3 reporting the beneficial ownership of Class A Common by Chloe O. Rankin is hereby deleted and replaced in its entirety as follows:

                 CHLOE O. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) is deemed to share the power to vote and dispose of 79,628 shares of Class A Common owned by a revocable trust created for the benefit of her spouse (Claiborne R. Rankin) because her spouse resides with her, (c) is deemed to share the power to vote and dispose of 6,160 shares of Class A Common held by her spouse as trustee for their son, (d) is deemed to share the power to vote and dispose of 4,200 shares of Class A Common held by her spouse as custodian for their minor daughter, and (e) is deemed to share the power to vote and dispose of 7,716 shares of Class A Common held in trust for the benefit of a daughter because her spouse is trustee of such trust and her spouse resides with her and (f) has sole power to vote and dispose of 8,100 shares of Class A Common owned by Mrs. Rankin. Collectively, the 844,099 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.9% of the Class A Common outstanding as of October 31, 2000.

                 Following the entry for Chloe O. Rankin which appears in Amendment No. 3, insert the following information with respect to the New Reporting Person:

                 DAVID B. WILLIAMS. Mr. Williams (a) by virtue of the Partnership Interests he received as a gift from Clara L.T. Rankin and from Alfred M. Rankin, Jr. and Victoire G. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, and (b) is deemed to share with his spouse the power to vote and dispose of 24,966 shares of Class A Common beneficially owned by his spouse because she resides with him. Collectively, the 763,261 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 11.7% of the Class A Common outstanding as of October 31, 2000.

CUSIP No.  629579 10 3                  13D           Page   18   of  18   Pages



                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2000

                          Name: RANKIN ASSOCIATES II, L.P.

                          By:   Rankin Management, Inc.,
                                its Managing Partner

                                By: /s/ Alfred M. Rankin, Jr.
                                    --------------------------------------------
                                    Alfred M. Rankin, Jr., President
                          Name: RANKIN MANAGEMENT, INC.

                                By: /s/ Alfred M. Rankin, Jr.
                                    --------------------------------------------
                                    Alfred M. Rankin, Jr., President
                          REPORTING INDIVIDUALS

                          /s/ Alfred M. Rankin, Jr.*
                          ------------------------------------------------------
                          Name:  ALFRED M. RANKIN, JR.

                          Name: RANKIN MANAGEMENT, INC.

                          By: /s/ Alfred M. Rankin, Jr.
                              --------------------------------------------------

                          Alfred M. Rankin, Jr., President

                                   Attorney-in-Fact for Clara L.T. Rankin*
                                   Attorney-in-Fact for Thomas T. Rankin*
                                   Attorney-in-Fact for Claiborne R. Rankin*
                                   Attorney-in-Fact for Roger F. Rankin*
                                   Attorney-in-Fact for Bruce T. Rankin*
                                   Attorney-in-Fact for John C. Butler, Jr.*
                                   Attorney-in-Fact for Matthew M. Rankin*
                                   Attorney-in-Fact for James T. Rankin*
                                   Attorney-in-Fact for Alison A. Rankin*
                                   Attorney-in-Fact for Victoire G. Rankin*
                                   Attorney-in-Fact for Corbin Rankin*
                                   Attorney-in-Fact for Chloe O. Rankin*
                                   Attorney-in-Fact for David B. Williams*


---------------------------------
* The power of attorney authorizing the above named individuals to act on behalf of each of the foregoing Reporting Persons is included in
         Exhibit 2 at page 16 and in Exhibit 4 at pages 25 through 26 of the Initial Filing.